CAL-STAR INC.

04012734

January 30, 2003

FEB 10 2004

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-2406

SUPPL

Dear Sir/Madam:

Re: Cal-Star Inc. (the "*Company*")

Enclosed for your files is a copy of the Company's Quarterly Report for the period ended November 30, 2003, which Report was mailed to the shareholders pursuant to National Instrument 54-101 on today's date.

Yours truly,

CAL-STAR INC.

"Anton (Tony) J. Drescher"

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

____ Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Cal-Star Inc.	**November 30, 2003**	**04/01/30**

ISSUER'S ADDRESS **837 West Hastings Street, Suite 507**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 3N6**	**604-685-5777**	**604-685-1017**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anton Drescher	**Director**	**604-685-1017**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
mail@harbourpacific.com	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anton Drescher"	**ANTON DRESCHER**	**04/01/30**
"Norm Bonin"	**NORM BONIN**	**04/01/30**

(Electronic signatures should be entered in "quotations")

CAL-STAR INC.

CONSOLIDATED FINANCIAL STATEMENTS

November 30 2003 and 2002

(Stated in Canadian Dollars)

(Prepared by Management)

(Unaudited)

CAL-STAR INC.
CONSOLIDATED BALANCE SHEETS
November 30, 2003 and 2002
(Stated in Canadian Dollars)
(Unaudited)

	Nine Months November 30, 2003	Year end to February 28, 2003
ASSETS		
Current		
Cash	$ 122	$ 14,396
Accounts receivable	6,671	2,704
Prepaid expenses	217	2,125
	7,010	19,225
Advance on Resource Property Costs – LANGU Property – Note 4	40,000	-
Capital assets – Note 5	496	585
	$ 47,506	$ 19,810
LIABILITIES		
Current		
Accounts payable – Note 6	$ 105,167	$ 65,468
Due to related parties – Notes 6 and 11	190,486	150,186
Loans payable – Note 7	24,000	25,000
	319,653	240,654
SHAREHOLDERS' DEFICIENCY		
Share capital – Notes 8 and 11	5,564,606	5,564,606
Shares Subscribed	40,000	-
Deficit	(5,876,753)	(5,785,450)
	(272,147)	(220,844)
	$ 47,506	$ 19,810

Nature and Continuance of Operations – Note 1
Commitments – Notes 10 and 11
Subsequent Events – Notes 10 and 11

APPROVED BY THE DIRECTORS:

"Anton Drescher" ______________________, Director

"Norm Bonin" ______________________, Director

CAL-STAR INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

for the nine months ended November 30, 2003 and 2002

(Stated in Canadian Dollars)

(Unaudited)

(Prepared By Management)

	For the three months ended		For the nine months ended	
	November 30,2003	**November 30,2002**	**November 30,2003**	**November 30,2002**
Administrative Expenses				
Accounting, audit and legal – Note 6	$ 8,631	$ 2,283	$ 13,995	$ 7,665
Amortization	29	36	89	110
Consulting – Note 6	7,500	7,500	22,500	22,500
Filing fees	711	3,511	4,808	10,305
Office and miscellaneous	2,149	1,307	5,208	3,430
Rent	2,100	3,000	6,300	9,000
Sponsorship fee	5,000	-	35,000	-
Transfer agent	1,190	939	3,403	2,820
Loss before Other	(27,310)	(18,576)	(91,303)	(55,830)
Net (loss) for the period	(27,310)	(18,576)	(91,303)	(55,830)
Deficit, beginning of the period	(5,849,443)	(5,730,937)	(5,785,450)	(5,693,683)
Deficit, end of the period	$ (5,876,753)	$ (5,749,513)	$ (5,876,753)	$ (5,749,513)
Earnings (loss) per share	$(0.01)	$(0.00)	$(0.04)	$(0.02)

CAL-STAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended November 30, 2003 and 2002
(Stated in Canadian Dollars)
(Unaudited)

	For the three months ended		For the nine months ended	
	November 30, 2003	**November 30, 2002**	**November 30, 2003**	**November 30, 2002**
Operating Activities				
Net (loss) for the period	$ (27,310)	$ (18,576)	$ (91,303)	$ (55,830)
Add (deduct) items not involving cash:				
Amortization	29	36	89	110
	(27,281)	(18,540)	(91,214)	(55,720)
Changes in non-cash working capital balances				
Related to operations:				
Accounts receivable	(178)	501	(3,967)	756
Advance on Resource Property Costs – LANGU Property	(40,000)	-	(40,000)	-
Prepaid expenses	635	511	1,908	1,545
Accounts payable	11,562	12,750	39,699	18,668
Loans payable	6,500	-	(1,000)	-
Due to related parties	8,601	4,950	40,300	34,250
	(40,161)	172	54,274	(501)
Financing				
Shares Subscribed	40,000	-	40,000	-
Increase (decrease) in cash during the period	(161)	172	(14,274)	(501)
Cash, beginning of the period	283	110	14,396	783
Cash, end of the period	$ 122	$ 282	$ 122	$ 282

CAL-STAR INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003 and 2002
(Stated in Canadian Dollars)
(Unaudited)

Note 1 Nature and Continuance of Operations

The Company is a development stage public company listed on the NEX. Effective October 31, 2000, the Company was considered inactive by the TSX. Trading in the company's stock is halted by the TSX pending a change of business or a reverse takeover, both of which would be subject to regulatory approval.

These consolidated financial statements have been prepared on a going concern basis. The Company has a working capital deficiency of $312,643 as at November 30, 2003 and has accumulated losses totalling $5,876,753 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Cal-Star Inc.'s ("Cal-Star") corporate jurisdiction is the State of Wyoming, USA and is extra provincially registered in British Columbia.

Note 2 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles as established in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates that have been made using careful judgement. Actual results may vary from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

The consolidated financial statements for the year ended February 28, 2003 include the accounts of the Company and Adnet USA LLC, a 50% owned inactive joint venture. Investments in joint ventures are accounted for using the proportionate consolidation method, whereby the Company's proportionate share of revenues, expenses, assets and liabilities are included in the accounts. All inter-company balances and transactions have been eliminated on consolidation.

During the year ended February 28, 2002, the Company abandoned Future Media Technologies Inc., an inactive wholly-owned subsidiary. There was no gain or loss on the abandonment as Future Media Technologies, Inc. had no assets or liabilities at the time it was abandoned and did not have any operations during the prior two years, other than the gains on write-offs of accounts payable of $366,746, during the year ended February 28, 2002 and $226,535 during the year ended February 28, 2001.

(b) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization on its office equipment at 20% per annum on a declining balance basis.

(c) Basic and Diluted Earnings (loss) Per Share

Basic earnings (loss) per share (EPS) is calculated by dividing income applicable to common shareholders by the weighted-average number of shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common shares. There are no dilutive securities. Therefore there was no difference in the calculation of basic and diluted EPS.

(d) Foreign Currency Translation

(i) Translation of foreign transactions

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in income except for unrealized gains or losses on long-term debt which are deferred and amortized over the remaining life of the debt.

(ii) Translation of foreign operations

Adnet USA LLC is an integrated foreign subsidiary. Their financial statements are translated using the temporal method. Under this method, monetary assets are translated at the year-end exchange rate, non-monetary assets are translated at historical rates and revenue and expenses are translated at the average exchange rate during the year.

(e) Financial Instruments

The carrying value of cash, amount receivable, accounts payable, due to related parties and loans payable approximates fair value because of the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(f) Income Taxes

The Company has adopted the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(Stated in Canadian Dollars)

Note 2 Significant Accounting Policies – (cont'd)

(g) Resource Properties

The Company's accounting policy is to defer the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations. Costs incurred in respect to due diligence on the properties prior to regulatory approval are expensed as incurred.

Note 3 Adnet USA LLC Joint Venture

The Company owns a 50% interest in an inactive joint venture, which has incorporated a California limited liability company, Adnet USA LLC. The limited liability company will dissolve December 31, 2036. The purpose of the joint venture company was to provide Internet advertising and web page facilities to corporate customers. The Company's joint venture partner is a related company by virtue of common directors. The joint venture has no assets and its liabilities total $225,712, which is due to the Company.

The Company and its joint venture partner have agreed to cease operations of the joint venture and consequently Adnet USA LLC was inactive during the years ended February 28, 2003 and 2002.

Note 4 Advance on Resource Property Cost – LANGU Property – Note 6 and 11

By an agreement dated July 23, 2002 and amended April 30, 2003, the Company has agreed to acquire 100% of the licences to a gold prospect property comprised of 2,500 hectares of land in the Satun Province, Southern Thailand for US$50,000. This payment is subject to closing of the agreement, which is to be upon regulatory approval, which may not be later than April 30, 2004. The Company also agreed, subject to closing of the agreement, to fund a two phase work program on the licenses, for a total cost of approximately US$358,400. This agreement is subject to a 2% net smelter royalty payable to the vendor of the property. During the year ended February 28, 2003, the Company incurred $16,913 in property investigation costs, which have been expensed in the financial statements.

By an agreement dated December 30, 2002 and amended April 30, 2003, the Company agreed to purchase the right to acquire the exploration and development rights to 100% of the gold prospect property comprised of 15.4 hectares of land in the Satun Province, Southern Thailand for 500,000 Baht (approximately CDN$18,500), plus annual payments of 500,000 Baht for up to four years. This agreement is subject to a 2% net smelter royalty payable to the vendor of the property. Payment of the initial 500,000 Baht is subject to closing of this agreement and the agreement noted above, dated July 23, 2002 and amended April 30, 2003, which is to be upon regulatory approval, which may not be later than April 30, 2004.

The Company advanced $40,000 (Cdn.) to Amanta Ltd. for field, exploration and property costs associated with the (100% interest) LANGU Property, Satun Province, Thailand.

(Stated in Canadian Dollars)

Note 5 Capital Assets

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Office equipment	$ 6,047	$ 5,551	$ 496	$ 621

Note 6 Related Party Transactions – Note 3 and 4

The Company incurred the following amounts charged by directors and companies controlled by directors of the Company:

	2003	2002
Accounting fees	$ 856	$ 856
Consulting fees	22,500	22,500
	$ 23,356	$ 23,356

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Accounts payable at November 30, 2003 includes $71,240 (2002: $24,830) due to a company controlled by a director of the Company in respect to unpaid accounting and consulting fees.

Due to related parties at November 30, 2003 includes $190,486 (2002: $142,936) due to directors of the Company in respect to unpaid advances to the Company.

At November 30, 2003, the Company advanced $40,000 (Cdn.) to a Thailand company (Amanta Ltd.) in which a director holds a minority interest.

The amounts due to related parties and included in accounts payable are non-interest bearing, unsecured and are payable on demand.

Note 7 Loans Payable

The loans payable are unsecured, non-interest bearing and have no specific terms for repayment.

Note 8 Share Capital – Note 10

i) Authorized:

50,000,000 common shares without par value

ii) Issued:

	Number	$
Balance, February 28, 2003 and November 30,2003	2,060,364	5,564,606

Note 9 Income Taxes

(Stated in Canadian Dollars)

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2003	2002
Future income tax assets		
Net tax losses carried forward	$ 818,064	$ 1,030,070
Less: valuation allowance	(818,064)	(1,030,070)
	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is unlikely that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

Federal income tax rate	(34.0)%
Deferred tax charge (credit)	-
Effect on valuation allowance	34.0%
State income tax, net of federal benefit	-
Effective income tax rate	0.0%

The Company has available non-capital losses of approximately $818,064, which may be carried forward to reduce taxable income in future years. The potential future income tax benefit is not reflected in these financial statements. The non-capital losses expire through 2019.

Note 10 Commitments – Note 11

i) By an agreement dated July 23, 2002 and amended April 30, 2003, the Company has agreed to acquire 100% of the licences to a gold prospect property comprised of 2,500 hectares of land in the Satun Province, Southern Thailand for US$50,000. This payment is subject to closing of the agreement, which is to be upon regulatory approval, which may not be later than April 30, 2004. The Company also agreed, subject to closing of the agreement, to fund a two phase work program on the licenses, for a total cost of approximately US$358,400. This agreement is subject to a 2% net smelter royalty payable to the vendor of the property. During the year ended February 28, 2003, the Company incurred $16,913 in property investigation costs, which have been expensed in the financial statements.

(Stated in Canadian Dollars)

ii) By an agreement dated December 30, 2002 and amended April 30, 2003, the Company agreed to purchase the right to acquire the exploration and development rights to 100% of the gold prospect property comprised of 15.4 hectares of land in the Satun Province, Southern Thailand for 500,000 Baht (approximately CDN$18,500), plus annual payments of 500,000 Baht for up to four years. This agreement is subject to a 2% net smelter royalty payable to the vendor of the property. Payment of the initial 500,000 Baht is subject to closing of this agreement and the agreement noted above, dated July 23, 2002 and amended April 30, 2003, which is to be upon regulatory approval, which may not be later than April 30, 2004.

These transactions are subject to regulatory acceptance.

Note 11 Subsequent Events – Note 10

The Company has increased the proposed private placement from 6,500,000 units to 10,000,000 units at a price of $0.10 per unit. Each unit consists of one common share and one share purchase warrant to purchase one additional common share at a price of $0.20 per share, exercisable for a period of two years from the date of payment for the units. The Company has proposed this increase in order for the Company to meet the minimum listing requirements of the TSX Venture Exchange, including the minimum capital requirements. The private placement proceeds will be used for the acquisition and exploration of mineral properties and for general working capital. The issuance of the private placement is subject to regulatory acceptance.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

_____ Schedule A

__X__ Schedule B

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Cal-Star Inc.	**November 30, 2003**	**04/01/30**

ISSUER'S ADDRESS **837 West Hastings Street, Suite 507**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 3N6**	**604-685-5777**	**604-685-1017**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anton Drescher	**Director**	**604-685-1017**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
mail@harbourpacific.com	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anton J. Drescher"	**ANTON J. DRESCHER**	**04/01/30**
"Norman J. Bonin"	**NORMAN J. BONIN**	**04/01/30**

(Electronic signatures should be entered in "quotations")

CAL-STAR INC.
SIX MONTHS END REPORT – FORM 51
for the nine months ended November 30, 2003

Schedule A. Financial Statements
- See attached financial statements

Schedule B. Supplementary Information

1. Analysis of expense and deferred costs: Nil

   General and administrative expenses
   - See attached consolidated financial statements

2. Related party transactions:
   - See Note 5 to the consolidated financial statements

3. Summary of securities issued and options granted during the period:

   a) Summary of common shares issued during the period: Nil

   b) Summary of options granted during the period: Nil

4. Summary of securities as at the end of the reporting period:

   a) Authorized share capital:
      - See Note 8 to the consolidated financial statements

   b) Number and recorded value for shares issued and outstanding:
      - See Note 8 to the consolidated financial statements

   c) Summary of options, warrants and convertible securities outstanding: Nil

   d) Total number of shares in each class of shares subject to escrow or pooling agreements: Nil

5. List of Directors and Officers: Dr. Gerald Wright, President and Director
   Anton Drescher, Secretary/Treasurer and Director
   Gary Drescher, Director
   Norman Bonin, Director

Schedule C. Management Discussion
- See attached

CAL-STAR INC.
FORM 51 - ANNUAL REPORT
for the nine months ended November 30, 2003

Schedule C: Management Discussion

1. NATURE OF OPERATIONS

The Company is a development stage public company listed on the NEX under an inactive designation.

Cal-Star Inc.'s (formerly Future Link Systems Inc.) corporate jurisdiction is the State of Wyoming, USA and is extra provincially registered in British Columbia.

In accordance with the revised TSX Venture Exchange Policy 2.5, Cal-Star was transferred to the NEX board from Tier 2 of the TSX-V. The Company was previously designated a TSV-V inactive issuer.

As of August 18, 2003, the Company is subject to restriction on share issuances and certain types of payments as set out in the NEX policies.

The trading symbol for the Company was changed to include a **.H** extension (CAI.H). There was no change in the Company's name, no change in its CUSIP number and no consolidation of capital. The symbol extension differentiates NEX symbols from Tier 1, Tier 2, or Tier 3 symbols within the TSX-V market.

As part of the Company's reactivation plan, the Company convened a shareholder meeting for August 29, 2003 where the following resolutions were approved:

a) the appointment of Amisano Hanson LLP, chartered accounts, as auditors of the Company for the ensuing year and authorizing the directors to fix the auditor's remuneration;
b) the election of directors as follows: Dr. Gerald D. Wright, Anton J. Drescher, Norman J. Bonin, and Gary J. Drescher;
c) to ratify and confirm the Company entering into two agreements and subsequent amendments with Amanta Ltd., as follows:
   1. by agreement dated July 23rd, 2002, the Company acquired exploration and development rights to 96 hectares of land, held under Special Prospecting Licenses (SPL's) of Amanta Limited, on the Langu property located in Satun Province, Southern Thailand, for and in consideration of an aggregate of $50,000.00 US and a 2% net smelter royalty;
   2. by agreement dated December 30th, 2002, the Company acquired exploration and development rights to 15.4 hectares of land, held under two mining licenses owned by Arun Sapachai Mining partnership, on the Arun property located in Southern Thailand, 12 kilometres north of the village of Langu, for and in consideration of an aggregate of Baht 500,000 (approximately $18,500 Cdn.), annual payments of Baht 500,000 (approximately $18,500 Cdn.), for a period of up to four years and a 2% net smelter royalty; and
   3. by amendment agreement dated April 30th, 2003 the Company agreed to reimburse up to $125,000 US in exploration costs and other obligations related to the licenses as advanced by Amanta Limited.

d) Approval of a resolution to authorize the Company to issue 1,272,860 common shares at a deemed price of $0.10 per share to Anton J. Drescher in settlement of outstanding debts owed to him in the amount of $127,286, as more particularly set out in the accompanying Information Circular.

e) Approval of a private placement of up to a total of 6,500,000 units in the capital stock of the Company at a price of $0.10 per unit. Each unit consists of one common share and one share purchase warrant to purchase one additional common share at a price of $0.20 per share, exercisable for a period of two years from the date of payment for the units

These items ("d" and "e") were approved at the Company's most recent Annual General Meeting held on August 29, 2003 and the previous year's Annual General Meeting held August 22, 2002. Items "c", "d" and "e" are subject to regulatory approval.

2. EQUITY FINANCING

The Company did not issue any securities nor were any stock options granted during the nine months ended November 30, 2003.

The Company has proposed a private placement of up to 6,500,000 units in the capital stock of the Company at a price of $0.10 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant (the *"Warrant"*), exercisable for a period of two years from the date of payment for the units, exercisable at a price of $0.20 per share. The common shares issued as part of the units and upon conversion of the Warrants are subject to a 12-month hold period from the date of payment for the units. The proposed private placement is subject to regulatory acceptance.

In the event that management elects not to proceed with the private placement, the Company has agreed in principle to issue an aggregate of 1,272,860 common shares in its capital stock to Anton J. Drescher, Secretary and a director of the Company at a deemed price of $0.10 per share in settlement of its indebtedness to Anton J. Drescher in the aggregate amount of $127,286.00. The proposed issuance of shares for debt is subject to regulatory acceptance.

Subsequent to November 30, 2003, the Company proposed to increase the private placement from 6,500,000 units to 10,000,000 units at a price of $0.10 per unit. Each unit consists of one common share and one share purchase warrant to purchase one additional common share at a price of $0.20 per share, exercisable for a period of two years from the date of payment for the units. The Company has proposed this increase in order for the Company to meet the minimum listing requirements of the TSX Venture Exchange, including the minimum capital requirements. The private placement proceeds will be used for the acquisition and exploration of mineral properties and for general working capital. This proposed private placement is being offered in conjunction with the Company's proposed debt settlement as more particularly described above. The issuance of the private placement units and debt settlement are subject to regulatory acceptance.

3. MINERAL PROPERTIES

Under the rules of the TSX, a change of business and/or a material acquisition by a listed company requires shareholder approval. At the Company's Annual General Meeting, shareholders approved the change in the Company's primary business focus and the acquisition by the Company of one or more mining properties through a direct purchase or by way of a corporate acquisition. The consideration for such an acquisition or acquisitions will be comprised of cash, shares or a combination of the two. The Company currently intends to target acquisitions:

- consisting of mineral properties in Thailand that provide the potential to create a core area and increase exploration and development prospect inventory in these core areas; and

- that add premium quality, long life reserves at an attractive cost, with the potential to accelerate production and cash flow while adding reserves.

The Company has negotiated to acquire a 100% working/beneficial interest in two Special Prospecting Licenses on the LANGU gold property, located in Satun Province, Southern Thailand (the "LANGU Property") from Amanta Ltd., a private Thai investment and development company controlled by Suchada Sanksuwan, a director of the Company. Following some preliminary prospecting work, Amanta Ltd. applied in April 2002 for two Special Prospecting Licences ("SPLs") covering an area of about 25 square kilometers on the LANGU Property. The SPLs have been accepted for processing by the Thai Department of Mineral Resources and was approved by the Department of Minerals Committee on February 20, 2003.

SPLs are the only effective way to secure title in Thailand. Applications are treated on a first come, first served basis. Once the SPLs have been filed with the appropriate documentation and payment of land rental fees, the area specified in the SPLs is reserved and all other applications for the same area lodged at a later date will be rejected. The SPL is an exclusive license valid for up to three years and renewable for two more years. The SPL holder has the right to apply for a mining license.

Subject to the issuance by the Thai Department of Mineral Resources of the SPLs, the Company proposes to acquire a 100% working/beneficial interest in the SPLs by paying Amanta Ltd. the sum of US$50,000, recognizing certain costs and efforts to date, together with a net smelter royalty of 2% should the LANGU Property be taken to production. The Company had committed to fund and complete an agreed exploration program over the next 12 months at a minimum cost of US$100,000.

In addition, Amanta Ltd (Amanta) concluded negotiations on Cal-Star's behalf to acquire exploration and development rights to 96 hectares of land, held under a mining license (ML) by Arun Sapachai Muang Rae Limited Partnership (Arun Sapachai). This area lies within the boundaries of the LANGU Property for which Amanta has been granted by the Thai Department of Mineral Resources 2 Special Prospecting Licenses (SPLs) covering a total of 25 square kilometers, or 2 500 hectares.

Arun Sapachai, a private Thai company, had operated a small base metals mining operation in the area in the past and the present mining license is valid until June 2004. Upon application to the Dept. of Mineral Resources, the license term can be extended. Amanta, on behalf of Cal-Star is acquiring the rights to this property for an initial payment of Baht 500,000 (approx. $18,500 Cdn.), plus annual payments of Baht 500,000 (approx. $18,500 Cdn.) for up to 4 years. On April 30, 2003 the parties (Cal-Star/Amanta) agreed to extend its July 23, 2002 agreement relating to the licenses (LANGU Property) and the Agreement dated December 30, 2002 relating to the rights (Arun Sapachia Muang Rae Limited Partnership) to five (5) business days after regulatory approval to the sale and purchase of the Amanta Licenses is obtained but in any event not later than April 30, 2004. In order to ensure timely development of the proposed exploration program on the Amanta Licenses, Amanta agreed to advance up to US$125,000.00 to cover the costs of such programs and other obligations associated with maintaining its beneficial interest in the Licenses. Cal-Star agreed to reimburse Amanta for such costs relating to the Amanta Licenses, subject to the following terms and conditions:

(a) the Purchaser receives regulatory acceptance to the Purchaser's acquisition of the Agreements and the purchase of the Amanta Licences;

(b) if required, the Purchaser receives shareholder approval to the Agreements and the acquisition of the Amanta Licenses;

(c) the Langu property meets the requirements of a qualified mineral property pursuant to the policies of the TSX Venture Exchange;

(d) a report on the Licences is prepared by Apex Geosciences Ltd., of Edmonton, Alberta pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects and such report is acceptable to the regulatory authorities;

(e) the Amanta Licenses have been validly issued and are in good standing as of the Closing Date of the Agreements.

In December 2002, the Company has engaged Apex Geoscience Ltd. of Edmonton, Alberta to prepare a qualifying report on the Company's LANGU Property. The Report was filed with the TSX for review and comments where it was determined that the expenditures relating to the property did not meet the requirements of the TSX as set out in Policy 2.1 Section 4.5. As a result of this conclusion Amanta undertook an exploration program (April 2003) incorporating Satellite (Landsat 7) imaging, a regional airborne geophysical survey, soil sampling and gridding, line cutting, and ground magnetic surveying at the LANGU Property area. In total, 269 rock, soil and quarry dump samples were collected within the LANGU Property under supervision of Mr. P. Bakker, Amanta Mining Co. Ltd. Sixteen samples are considered anomalous with respect to gold. Subsequently APEX Geoscience Ltd. prepared an updated report (June 20, 2003) on the LANGU Property, which has been forwarded to the TSX for review. In addition to a proposed work program the report indicated that, during 2002 and 2003, Amanta Co. Ltd. has performed in excess of $110,000 Cdn. on mineral exploration within LANGU Property, not including the work completed by APEX. Exploration prior to 2002 was performed by Exploration and Mining (Thailand) Co. Ltd. and Arun Sapachai Mining Limited Partnership and comprised reconnaissance prospecting and mapping, and antimony mining and quarrying respectively. Subsequently, approximately $251,000 Cdn. has been spent on exploration and development at the LANGU Property by Exploration and Mining (Thailand) Co. Ltd. and Arun Sapachai Mining

Limited Partnership (Amanta Co. Ltd., 2003). The proposed acquisitions are subject to the completion of a satisfactory independent engineering report and to regulatory acceptance. On July 4, 2003 the TSX advised that the property does satisfy the Minimum Listing Requirements for a Tier 2 Mining issuer and that the work program appeared logical. However, the report was not in full compliance with NI 43-101. APEX has incorporated the required changes to this report.

ABOUT THE LANGU PROPERTY

The Langu properties are located in the southern Thai province of Satun, near the border with Malaysia. The tenements consist of a set of two Special Prospecting Licenses under the Thai Mining Law with a total area of 25 square kilometers and one Mining License (400x400 meters) in an existing quarry area. The property holds significant potential for what has been recognized as 'Carlin-style' gold mineralization. In the initial stages of exploration, high-grade float with gold values of up to 180 g/t was sampled in the tenement area and the gold is associated with arsonopyrite 'needles' in limestone.

Mineralization has been identified at surface over a 20 meter long outcrop. Outcrop samples consistently returned values of up to 30 g/t gold, with none of the samples returning lower than 15 g/t gold. Line cutting, sampling and mapping has been completed in order to get an indication of the possible extension of the mineralized area. Within the quarry area, where the mineralization was first encountered, the length of the mineralized trend has been established as well over 250 meters, while in the area covered by the exploration licenses, this trend seems to continue for at least 2500 meters along a N30E strike with gold mineralized stibnite (12 g/t Au.) being found at that distance from the quarry area.

Regional assessment work included the review of available airborne geophysical data and an interpretation of Landsat TM data. The latter reveals significant lengths of anticlinal/synclinal structures offset by two sets of normal faults and a large sub-regional thrust structure, indicating that a fairly extensive mineralized system has been developed.

Systematic regional sampling and mapping within the area of the exploration licenses and detailed work, including some shallow drilling, in the quarry zone, are planned by the Company in order to get a better understanding of the characteristics and extent of the mineralized zone. This will be followed by a more extensive drilling program.

Advance on Resource Property Costs – LANGU Property

During the period, the Company advanced $40,000 (Cdn.) to Amanta Ltd. for field, exploration and property costs associated with the (100% interest) LANGU Property, Satun Province, Thailand.

4. CORPORATE SPONSORSHIP

Canaccord Capital Corporation, subject to satisfactory due diligence, has agreed to act as sponsor to Cal-Star in conjunction with its reactivation and reverse takeover. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.

5. CORPORATE BUSINESS

a) General and Administrative costs for the nine months ended November 30, 2003 were $91,303 as compared to $55,830 an increase of $35,473. The increase was due mainly in sponsorship fee $35,000 as compared to November 30, 2002 which was Nil. Filing fees decreased $5,497 to $4,808 for the nine months ended November 30, 2003 (November 30, 2002 - $10,305). Accounting, audit and legal costs increased $6,330 to $13,995 for the nine months ended November 30, 2003 from $7,665 (November 30, 2002). Consulting fees totalling $22,500 were incurred for the nine months ended November 30, 2003. (November 30, 2002 - $22,500) by a company controlled by an individual who is a director of the Company. Consulting services rendered include assisting in the re-organization of the Company, liaison with the Company's auditors and lawyers and completing regulatory filings.

b) The Company did not incur any specific expenditures relating to investor relations activities for the nine months ended November 30, 2003 and up to the date of this report. Investor relations activities were conducted in-house by management.

6. SUBSEQUENT EVENTS

Subsequent to November 30, 2003, the Company proposed to increase the private placement from 6,500,000 units to 10,000,000 units at a price of $0.10 per unit. Each unit consists of one common share and one share purchase warrant to purchase one additional common share at a price of $0.20 per share, exercisable for a period of two years from the date of payment for the units. The Company has proposed this increase in order for the Company to meet the minimum listing requirements of the TSX Venture Exchange, including the minimum capital requirements. The private placement proceeds will be used for the acquisition and exploration of mineral properties and for general working capital. This proposed private placement is being offered in conjunction with the Company's proposed debt settlement as more particularly described above. The issuance of the private placement units and debt settlement are subject to regulatory acceptance.